UGI UTILITIES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - EXHIBIT 12.1
(Thousands of dollars)

	Nine Months Ended June 30,

		Year Ended September 30,
	2018	2017	2016	2015	2014
Earnings:
Earnings before income taxes	$203,303	$188,095	$163,271	$200,539	$207,929
Interest expense	31,688	39,831	37,285	40,400	37,897
Amortization of debt discount and
expense	345	381	345	728	575
Estimated interest component of
rental expense	1,357	2,373	2,512	2,728	2,398
	$236,693	$230,680	$203,413	$244,395	$248,799

Fixed Charges:
Interest expense	$31,688	$39,831	$37,285	$40,400	$37,897
Amortization of debt discount and
expense	345	381	345	728	575
Allowance for funds used during
construction (capitalized interest)	1,673	1,608	602	407	227
Estimated interest component of
rental expense	1,357	2,373	2,512	2,728	2,398
	$35,063	$44,193	$40,744	$44,263	$41,097

Ratio of earnings to fixed charges	6.75	5.22	4.99	5.52	6.05